Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Announces Client Wins for PointBase Java Database

Broad Use of Embedded Database Demonstrates Strong Positive Momentum

TORONTO and SANTA CLARA, Calif., – (May 31, 2005) – DataMirror® (NASDAQ: DMCX — News; TSX: DMC — News) today announced it has a growing number of clients using PointBase Embedded and Micro Java database solutions. To date, more than 100 of DataMirror’s 2,000 clients have adopted PointBase for their Java database needs.

DataMirror has developed relationships with leading companies from a range of industry segments including technology, healthcare, government, manufacturing, and consumer products. DataMirror clients using PointBase cross international markets and include: Ford Motor Co., First Data Corporation, BEA Systems, Sun Microsystems, Avocent, Macromedia, Geac, and LeadScope.

PointBase is a secure, zero administration, and full featured SQL92/99 JDBC compliant Java relational database. PointBase databases are available in two editions: PointBase Embedded is for server application development while PointBase Micro is a compact database written for use in handheld devices. PointBase seamlessly integrates into Java development environments and application server tiers to help users build and deploy portable Web applications.

“DataMirror customers know PointBase is faster and more reliable than any other Java database on the market,” says Nigel Stokes, CEO, DataMirror. “PointBase is stable and time-tested. It is wonderful to hear comments like, “PointBase works perfectly… it’s an absolutely fantastic product,” and, “outperforms its specs.” Not only is PointBase is a great product that customers love to use, but it also works seamlessly with our real-time, low overhead, data integration solutions to provide customers with the whole answer to mobile and distributed applications.”

DataMirror clients use PointBase to solve a range of business problems:

•	PointBase as application enabler – Leading Java developers like SUN Microsystems, BEA, and MacroMedia use PointBase Embedded to enable application development. As a platform independent software solution, PointBase is embedded into complex solutions to a provide users with a great out-of-the-box experience. Products such as SUN Studio Creator, BEA Weblogic Server, and MKS Integrity Manager gain competitive advantage by shortening the learning curve and allowing users to begin using their products immediately.

•	PointBase as database management tool – Other DataMirror clients look to PointBase as a pure Java database to develop proprietary applications. With greater scalability and faster performance than competitive products, PointBase gives clients one executable for all platforms allowing companies to expand the size of target markets. MacroMedia Cold Fusion Effects, LeadScope’s FDA database, and the Avocent DSView® 3 management software are all examples of applications using PointBase.

•	PointBase Micro for network independent devices – With a footprint of only 50K, PointBase Micro is small enough to be installed on virtually any handheld device. Clients use PointBase Micro to enable data capture, data integrity and information security with zero administration. PointBase Micro also synchronizes data on handhelds in the field with corporate information systems to make handheld devices network independent. PointBase is at the heart of mobile workforce applications for companies such as Ford, Geac, Konaware, and British American Tobacco.

•	PointBase for internal applications – Companies such as Intracorp, Lawrence Livermore National Laboratory, California Institute of Technology, The Church of Latter Day Saints, and NetNumber use PointBase for mission critical internal applications. These companies use Java based applications with PointBase for its robust, high performance database management components.

In related news, DataMirror recently announced it is joining the Eclipse Foundation, a non-profit corporation formed to advance the creation and support of the Eclipse platform. As part of its commitment to Eclipse, DataMirror announced its support for the Eclipse platform with the inclusion of an Eclipse IDE plugin for DataMirror PointBase® 5.2. For more information, visit http://www.datamirror.com/investors/2005/apr5-05.aspx.

The PointBase database is a core component of DataMirror Integration Suite, a complete, end-to-end solution that enables customers to cost-effectively solve even the most complex integration problems. PointBase can be used as a persistence and caching engine inside Web applications and can leverage Transformation Server®, to move information bi-directionally between Web applications and operational systems. Integration Suite makes operational information available to employees, customers, and partners in real time with minimal impact on existing systems. Integration Suite also integrates with any of the leading enterprise databases, giving users the freedom to deploy using the application server of their choice.

About DataMirrorp

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

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